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W. Thomas Conner

Direct Phone: +1 202 414 9208
Email: tconner@reedsmith.com

June 25, 2012

VIA EDGAR SUBMISSION

Sonia Gupta Barros Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Teucrium Sugar Fund (File No. 333-167585)

Teucrium Soybean Fund (File No. 333-167590)

Teucrium Wheat Fund (File No. 333-167591)

Dear Ms. Barros:

This letter responds to a recent request for information from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Amendments No. 1 to the Registration Statements on Form S-1 for Teucrium Sugar Fund, Teucrium Soybean Fund, and Teucrium Wheat Fund (collectively, the “Funds”), each of which is a series of Teucrium Commodity Trust (the “Trust”). Specifically, the Staff has asked whether the Amendments should have been filed by May 1, 2012, in order to comply with Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”).

The initial registration statements for the Funds were declared effective on June 13, 2011, and contained audited financial statements for the calendar year ended December 31, 2010, and unaudited interim financial statements for the period ended March 31, 2011. Section 10(a)(3) states that “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use, so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.” We understand that the Staff interprets Section 10(a)(3) to require that the audited financial statements be as of a date not more than sixteen months prior to such use. Under this interpretation, the prospectuses for the Funds should have been updated by May 1, 2012 to include audited financial statements for the year ended December 31, 2011.

A violation of Section 10(a)(3) of the 1933 Act could result in a violation of Section 5(b) of the 1933 Act, which makes it unlawful for any person:

1.	to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to carry or transmit any prospectus relating to any security with respect to which a registration statement has been filed under this title, unless such prospectus meets the requirements of Section 10; or

2.	to carry or cause to be carried through the mails or in interstate commerce any such security for the purpose of sale or for delivery after sale, unless accompanied or preceded by a prospectus that meets the requirements of subsection (a) of Section 10.

Assuming for analysis purposes only that the Funds’ prospectuses were not in compliance with Section 10(a)(3) for the period from May 1, 2012 until the present, the Funds nonetheless do not believe that any violation of Section 5(b) has occurred. None of the Funds have issued any new shares during the period from May 1, 2012 until the present. Therefore, there have been no sales during the affected period and no prospectus or confirmation has been delivered in connection with any sales.

Furthermore, from a public policy disclosure standpoint, the Funds are fully in compliance with the reporting obligations of the Securities Exchange Act of 1934 (the “1934 Act”), and have made public the Trust’s and the Funds’ audited financial statements for the calendar year ended December 31, 2011 in the Form 10-K/A filed for the Trust. This Form 10-K/A, along with the Form 10-Q for the first quarter of 2012, are posted on the Funds’ websites and are publicly available on the Commission’s website. Accordingly, all potential purchasers and all observers in the marketplace have access to the most up to date financial information regarding the Trust and the Funds.

In addition, the Funds have not distributed their prospectuses during this period of time to any potential purchasers. While the Funds have posted their prospectuses on their websites, they have also posted the most recent Form 10-K/A and Form 10-Q filings. As the Funds will be incorporating their financial information from these same 1934 Act reports in the updated prospectuses in the Amendments currently under review by the Staff, the information will appear on the websites in the identical format once the Amendments are declared effective. Arguably, the substance, if not the technical form, is the same as if the prospectuses had been updated on May 1, 2012.

The intent of the Funds and their sponsor, Teucrium Trading, LLC, has always been and continues to be full compliance with applicable requirements of the Commission, and the Staff’s interpretations thereof. Accordingly, the Funds will not engage in future sales of Fund shares until the Amendments are declared effective by the Staff. Moreover, the Funds represent that they will comply with the Staff’s interpretation of Section 10(a)(3) in all future amendments and will ensure that applicable compliance procedures are clarified accordingly.

* * * * *

We will call you to discuss this issue at your earliest convenience and will work with the Staff to have these Amendments declared effective as soon as possible. We believe that it would be in all parties’ best interests for sales to be able to resume without delay. If you should have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208 or Mary Payne at (202) 414-9483.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc:	Erin Martin, Esq.
Dale Riker
Barbara Riker
Mary Payne, Esq.